UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D/A
AMENDMENT NO. 2
THE SECURITIES EXCHANGE ACT OF 1934

Emmaus Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29137P109
(CUSIP Number)

Amir Heshmatpour
9595 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212

(310) 492-9898
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1.	NAMES OF REPORTING PERSONS AFH Holding & Advisory LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER	2,372,250
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	2,372,250
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,372,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		9.7% (1)
14.	TYPE OF REPORTING PERSON OO

(1) Based on 24,423,714 shares of common stock outstanding as of May 3, 2011.

1.	NAMES OF REPORTING PERSONS Amir Heshmatpour
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER	2,672,250 (1)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	2,672,250 (1)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,672,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		10.9% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 2,372,250 shares of common stock owned by AFH Holding and Advisory LLC (“AFH Holding”) and 300,000 shares of common stock owned by Griffin Ventures LTD (“Griffin”).  Mr. Heshmatpour is the sole member of AFH Holding and the control person of Griffin and has sole voting and investment control over the shares of common stock owned of record by AFH Holding and Griffin. Accordingly, he may be deemed a beneficial owner of the 2,372,250 shares of common stock owned by AFH Holding and the 300,000 shares of common stock owned by Griffin.

(2) Based on 24,423,714 shares of common stock outstanding as of May 3, 2011.

1.	NAMES OF REPORTING PERSONS Griffin Ventures, LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7.	SOLE VOTING POWER	300,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	300,000
	10.	SHARED DISPOSITIVE POWER	300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		1.2% (1)
14.	TYPE OF REPORTING PERSON OO

(1) Based on 24,423,714 shares of common stock outstanding as of May 3, 2011.

Amendment No. 2 to Schedule 13D/A

This Amendment No. 2, dated May 3, 2011, to Schedule 13D/A is filed on behalf of Amir F. Heshmatpour, AFH Holding & Advisory, LLC (“AFH Holding”) and Griffin Ventures, LTD (“Griffin”), and amends that certain Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on April 7, 2008 (the “Original 13D”), as amended on April 26, 2011 (“Amendment No. 1” and together with the Original 13D, the “Schedule 13D”), relating to the common stock, $.0001 par value per share (the “Common Stock”), of Emmaus Holdings, Inc. (formerly known as AFH Acquisition IV, Inc.) (the “Issuer” or “Company”), a Delaware corporation. This Amendment No. 2 is being filed to report a material change in the percentage of shares of Common Stock beneficially owned by the Reporting Persons.

Items 3, 4, 5 and 7 of the Schedule 13D/A are hereby amended and restated as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

On April 21, 2011, the Issuer entered into an Agreement and Plan of Merger, dated April 21, 2011 (the “Merger Agreement”) with AFH Merger Sub, Inc. (“AFH Merger Sub”), AFH Holding and Emmaus Medical, Inc. (“Emmaus Medical”).  Pursuant to the Merger Agreement, Emmaus Medical merged with and into AFH Merger Sub with Emmaus Medical continuing as the surviving entity (the “Merger”).   Upon the closing of the Merger on May 3, 2011, the Issuer (i) became the 100% parent of Emmaus Medical, (ii) assumed the operations of Emmaus Medical and its subsidiaries and (iii) changed its name from “AFH Acquisition IV, Inc.” to “Emmaus Holdings, Inc.”

Upon consummation of the Merger, (i) each outstanding share of Emmaus Medical common stock was exchanged for 29.48548924976 shares of AFH IV common stock, (ii) each outstanding Emmaus Medical option and warrant, which was exercisable for one share of Emmaus Medical common stock, was exchanged for an option or warrant, as applicable, exercisable for 29.48548924976 shares of AFH IV common stock; and (iii) each outstanding convertible note of Emmaus Medical, which was convertible for one share of Emmaus Medical common stock, was exchanged for a convertible note exercisable for 29.48548924976 shares of AFH IV common stock.  As a result of the Merger, holders of Emmaus Medical common stock, options, warrants and convertible notes received 20,673,714 shares of Common Stock, options and warrants to purchase an aggregate of 316,186 shares of Common Stock, and convertible notes to purchase an aggregate of 260,098 shares of Common Stock.  Securityholders of Emmaus Medical held 85% of the Issuer’s issued and outstanding Common Stock on a fully diluted basis upon the closing of the Merger.  Immediately after the closing of the Merger, the Issuer had 24,423,714 shares of Common Stock, no shares of preferred stock, options to purchase 23,590 shares of Common Stock, warrants to purchase 292,596 shares of Common Stock and convertible notes exercisable for 260,098 shares of Common Stock issued and outstanding.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement, which is incorporated herein by reference in its entirety, filed as Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2011.

In connection with the Merger Agreement, AFH Holding entered into a share cancellation agreement (the “Cancellation Agreement”), pursuant to which AFH Holding canceled 1,827,750 shares of Common Stock on the closing date of the Merger.  AFH Holding did not receive any consideration for the cancellation of the shares.  Additionally, upon the closing of the merger, AFH Holding transferred 500,000 shares of Common Stock to Mr. Timothy Brasel, pursuant to the terms of a Rescission Agreement, dated February 16, 2011 by and between Mr. Brasel and AFH Holding.

Item 4.  Purpose of Transaction.

The securities of the Issuer were acquired or disposed by the Reporting Persons as set forth in Item 3, above, of this Schedule, which is hereby incorporated by reference.

Item 5.  Interest in Securities of the Issuer.

     (a)     As of the date of this filing, Mr. Heshmatpour beneficially owns an aggregate of 2,672,250 shares of Common Stock and no shares of record.  AFH Holding owns of record and beneficially an aggregate of 2,372,250 shares of Common Stock and Griffin owns of record and beneficially an aggregate of 300,000 shares of Common Stock of the Issuer.

     (b)     The powers that each of the Reporting Persons identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the each of the Reporting Person, which are hereby incorporated by reference.

     (c)     All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

     (d)     Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

     (e)     Griffin ceased to be the beneficial owner of more than 5% of the Common Stock on May 3, 2011.

Item 7.  Material to be Filed as Exhibits.

Joint Filing Agreement attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2011

/s/ Amir Heshmatpour
Amir Heshmatpour

AFH HOLDING & ADVISORY

/s/ Amir Heshmatpour
Amir Heshmatpour

GRIFFIN VENTURES LTD

/s/ Amir Heshmatpour
Amir Heshmatpour

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Emmaus Holdings, Inc., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13DG and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 5, 2011.

/s/ Amir Heshmatpour
Amir Heshmatpour

AFH HOLDING & ADVISORY

/s/ Amir Heshmatpour
Amir Heshmatpour

GRIFFIN VENTURES LTD

/s/ Amir Heshmatpour
Amir Heshmatpour